Exhibit 3.1
CERTIFICATE OF ELIMINATION
OF
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
OF
BARNES & NOBLE EDUCATION, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Barnes & Noble Education, Inc., a Delaware corporation (the “Corporation”), certifies as follows:

1.    Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”) and the authority granted in the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Board of Directors of the Corporation (the “Board”), by resolutions duly adopted, previously authorized the issuance of 100,000 shares of preferred stock, par value $0.01 per share, of the Corporation designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”).
2.    Pursuant to the provisions of Section 151(g) of the DGCL, the Board adopted, among other things, the following resolutions:
WHEREAS, the Board has determined that, following the closing of the equity and refinancing transactions that closed on June 10, 2024 with Immersion Corporation and certain of the Corporation’s existing stockholders and strategic partners, it is no longer necessary to maintain an active stockholder rights plan pursuant to the Corporation’s Rights Agreement between the Corporation and Computershare Trust Company, N.A. dated April 16, 2024 (the “Rights Plan”), and that it is in the best interest of the stockholders of the Corporation to terminate the Rights Plan;
WHEREAS, the Board desires to terminate the Rights Plan by entering into Amendment No. 1 to the Rights Plan;
RESOLVED FURTHER, in connection with the termination of the Rights Plan, a certificate of elimination will need to be filed with the Secretary of State of the state of Delaware (the “Secretary of State”) eliminating all provisions of the certificate of designation previously filed by the Corporation with the Secretary of State on March 25, 2020 related to a series of Preferred Stock of the Corporation designated as Series A Preferred Stock, par value $0.01 per share, established pursuant to the Rights Plan (the “Certificate of Elimination”);
RESOLVED FURTHER, that the Certificate of Elimination is hereby approved in all respects, and each of the Chief Legal Officer or Chief Financial Officer (collectively, the “Authorized Officers”) be, and hereby is, authorized, empowered and directed to execute, deliver and file (or cause to be filed) the Certificate of Elimination in the name and on behalf of the Corporation with the Secretary of State; and
RESOLVED FURTHER, that the Authorized Officers be, and each of them hereby is, authorized and directed to take any action that may be necessary or desirable to carry out the intent and accomplish the purposes of the foregoing resolutions, including, but not limited to, the filing of (i) an amendment to the Registration Statement on Form 8-A (Registration Number 001-37499) filed on April 16, 2024, (ii) a

Form 8-K and (iii) any other documents required to be filed with or submitted to the Securities and Exchange Commission or the New York Stock Exchange.
3.    Pursuant to the provisions of Section 151(g) of the DGCL, all references to the Series A Preferred Stock in the Certificate of Incorporation are hereby eliminated, and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of preferred stock of the Corporation.

IN WITNESS WHEREOF, Barnes & Noble Education, Inc. has caused this Certificate of Elimination to be executed on its behalf by its duly authorized officer on this 3rd day of July, 2024.

BARNES & NOBLE EDUCATION, INC.,
as the Corporation

By:     /s/ Michael C. Miller
Name:    Michael C. Miller
Title:    Executive Vice President, Corporate Development & Affairs, Chief Legal Officer

Signature Page to
Certificate of Elimination of
Series A Junior Participating Preferred Stock
of Barnes & Noble Education, Inc.